UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TS Electronics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89852P106

(CUSIP Number)

Zhilin Li

President

3 Pennsylvania Lane, Parsippany, NJ 07054

Telephone: 973-3940620

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..............................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Heung Mei Tsui

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO: Securities acquired in a stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With
			7.	Sole Voting Power 20,555,329 shares

			8.	Shared Voting Power 0

			9.	Sole Dispositive Power 20,555,329 shares

			10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,555,329 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 68.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 (the “Common Stock”) of TS Electronics, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 3 Pennsylvania Lane, Parsippany, NJ 07054, the USA.

Item 2.	Identity and Background

	(a)	This statement is by Heung Mei Tsui (“TSUI” or “Reporting Person”).

	(b)	The business address of TSUI is Unit 8, D Area, Office Hall, Haikou Bonded Zone, Haikou, Hainan Province, China;

(c)

TSUI is a self employed business woman engaged in the re-export business, including chemical products trade and electrochemical products trade.  She is also the agent for the Toyota Motor Corporation in Hainan Province in the People’s Republic of China, and she is a Director of the Company.

	(d)	Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)

The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

	(f)	TSUI is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

On October 19, 2005, Company entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Onny Investment Limited (“Onny”) and its original stockholders and Halter Financial Group, Inc. pursuant to which Company acquired all of the issued and outstanding shares of Onny from the original stockholders in exchange for 27,499,940 shares of our common stock. TSUI, as the principal stockholder of Onny, received 20,555,329 shares of the Company’s common stock under the Exchange Agreement, together with the right to receive an additional 4,723,056 shares (the “Additional Shares”) after the closing and upon the effectiveness of an amendment to the Company’s Certificate of Incorporation that would increase the authorized common stock of the Company to permit the issue of the Additional Shares. Upon the issuance of the Additional Shares, TSUI will own 25,278,385 shares or approximately 72.8% of the Company’s common stock then outstanding.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the shares of common stock reported herein TSUI was for investment and to effect the exchange transaction between Onny and the Company.

	(a)	No Reporting Person has no present plans or proposals relating to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

The Reporting Person has no present plans or proposals relating to or that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The Reporting Person has no present plans or proposals relating to or that would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

Pursuant to the Exchange Agreement, on October 20, 2005 Timothy Halter resigned as the sole Director of the Company, and TSUI became the sole Director of the Company. On January 20, 2006, TSUI, as the holder of a majority of the outstanding shares of common stock of the Company, signed a written consent to increase the size of the Board of Directors from one to three and to elect herself, Zhilin Li and Xinhua Wu as Directors of the Company. On October 20, 2005, the Company filed a Form 8-K (the “Form 8-K”) relating to the transactions in connection with the closing under the Exchange Agreement.  The Form 8-K is incorporated herein by reference.  Except as described herein of the Form 8-K, the Reporting Person has no other present plans or proposals relating to or that would result in any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the Board.

(e)	The Company filed a preliminary Schedule 14C on January 25, 2006 (the “Schedule 14C”) relating to a consent of shareholders dated January 20, 2006 that approved an increase in the Company’s authorized common stock from 30,000,000 to 100,000,000 shares and granted the Board of Directors the authority to effect a reverse stock split of the Company’s common stock on the basis of 2.893588 shares for 1. The Schedule 14C is hereby incorporated herein by reference. Except as described in the Schedule 14C, the Reporting Person has no present plans or proposals relating to or that would result in a material change to the present capitalization or dividend policy of the Company.

(f)	Except as described in the Form 8-K, the Reporting Person has no present plans or proposals relating to or that would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

(g)	Except as described in the Form 8-K and the Schedule 14C, the Reporting Person has no present plans or proposals relating to or that would result in any changes in the Company’s charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h)	The Reporting Person has no present plans or proposals relating to or that would result in a class of securities of the Company being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	The Reporting Person has no present plans or proposals relating to or that would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section

12(g)(4) of the Securities Exchange Act.

	(j)	The Reporting Person has no present plans or proposals relating to or that would result in any action similar to any of those enumerted above.

Item 5.	Interest in Securities of the Issuer

(a)

TSUI is the beneficial owner of 20,555,329 shares of common stock of the Company. The Company had 30,000,000 shares of common stock outstanding as of October 19, 2005.  Based on that reported number of shares of common stock outstanding, TSUI has beneficial ownership of approximately 68.5% of the Company’s outstanding common stock.  Under the terms of the Exchange Agreement and upon the effectiveness of an amendment to the Company’s Certificate of Incorporation to increase its authorized common stock to a number of shares sufficient to permit the issuance of the Additional Shares, TSUI will hold 25,278,385 shares, or approximately 72.8% of the common stock of the Company outstanding as a result of the Exchange Transaction.

On October 19, 2005, Onny completed a private placement of 10,000 shares of its preferred stock for $5 million (the “Offering”).  In contemplation of the exchange transaction under the Exchange Agreement (the “Exchange Transaction”), participants in the Offering exchanged their preferred shares for ordinary shares of Onny stock, and they received 6,944,611 shares of the Company’s common stock in the Exchange Transaction.

Under the terms of the Offering, TSUI agreed to escrow 6,944,611 shares of the Company’s common stock (the “Make Good Pool”) that she received in the Exchange Transaction, which shares represent 20% of the Company’s common shares (including the Additional Shares) that will be outstanding as a result of the Exchange Transaction.  Under the terms of the escrow, in the event that the consolidated financial statements of the Company do not reflect net income (“NI”)  of at least $8 million for the fiscal year ending December 31, 2006 (the “Guaranteed NI”), then shares from the Make Good Pool will be distributed to the participants in the Offering according to the following formula (the “Make Good Shares”):

  Make Good Shares = (($8 million - Actual FY 2006 US GAAP NI) / $8 million) X Make Good Pool.

If required, the Make Good Shares will be delivered to participants in the Offering within 10 business days after the date of the audit report for the period is filed with the SEC.

TSUI has also escrowed 277,785 shares of the Company’s common stock that she received in the Exchange Transaction (the “HFG Make Good Pool”), which shares represent 0.8% of the Company’s common shares (including the Additional Shares) that will be outstanding as a result of the Exchange Transaction.  If the Company does not achieve the Guaranteed NI, then shares from the HFG Make Good Pool will distributed to HFG International, Limited in accordance with the following formula (the “HFG Make Good Shares”):

  HFG Make Good Shares = (($8 million - Actual FY 2006 US GAAP NI) / $8million) X HFG Make Good Pool.

If required, the HFG Make Good Shares will be delivered within 10 business days after the date the audit report for the period is filed with the SEC.

	(b)	TSUI has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 20,555,329 shares of common stock.

	(c)	Reference is made to Item 5(a) above for information regarding transactions in Company’s common stock effected by TSUI during the past 60 days.

	(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between reporting person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Security Exchange Agreement, dated as of October 19, 2005, by and among the Company, Onny and Onny Stockholders (incorporated by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K (filing no. 000-29523) as filed with the Commission on October 20, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : ___________
By: /s/ Heung Mei Tsui
Heung Mei Tsui, Director